東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

03 OCT 23 AM 7:21



17th October, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



BY AIRMAIL

SEC FILE NO. 82-3735

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 16th October, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*



China Minmetals H.K. (Holdings) Limited
(Incorporated in Hong Kong with limited liability)

June Glory International Limited
(Incorporated in the British Virgin Islands with limited liability)

ONFEM Holdings Limited
(Incorporated in Bermuda with limited liability)

JOINT ANNOUNCEMENT

Purchase of 416,009,928 Shares by June Glory from CNMG and unconditional cash offer by BNP Paribas Peregrine on behalf of June Glory for all the Shares (other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it)

On 15th October, 2003, June Glory, a wholly-owned subsidiary of Minmetals HK, entered into an unconditional sale and purchase agreement with CNMG in relation to the purchase of 416,009,928 Shares, representing approximately 53.9% of the issued share capital of the Company by June Glory from CNMG and Haka International Limited, a wholly-owned subsidiary of CNMG, at a price of HK$0.38 per Share. The purchase price of HK$0.38 per Share represents a discount of approximately 9.5% to the closing price of HK$0.42 per Share as quoted on the Stock Exchange on 14th October, 2003, being the last trading day prior to suspension of trading in the Shares pending the issue of this announcement. The consideration amounted to approximately HK$158.1 million and was paid in cash by June Glory. Completion of the S&P Agreement took place immediately after signing of such agreement on 15th October, 2003, and June Glory and parties acting in concert with it are now interested in 416,009,928 Shares, representing approximately 53.9% of the issued share capital of the Company. Under Rule 26.1 of the Code, June Glory will be required to make a mandatory unconditional general offer for all the issued Shares not already owned or agreed to be acquired by June Glory or parties acting in concert with it. BNP Paribas Peregrine, on behalf of June Glory, will make the Offer.

The Offer

BNP Paribas Peregrine, on behalf of June Glory, will make a mandatory unconditional cash offer for all the issued Shares not already owned or agreed to be acquired by June Glory or the parties acting in concert with it on the following basis:

for each Share .... **HK$0.38 in cash.**

BNP Paribas Peregrine is satisfied that sufficient resources are available to June Glory to satisfy acceptances of the Offer in full.

An offer document in relation to the Offer will be posted as soon as practicable and in compliance with the Code.

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 15th October, 2003 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 17th October, 2003.

THE S&P AGREEMENT

Date

15th October, 2003

Parties

Vendor:	CNMG
Purchaser:	June Glory
The joint and several liquidators of CNMG, as appointed by the Order of the Court:	Messrs. Desmond Chung Seng Chiong and John Robert Lees

Subject matters

416,009,928 Shares, being all the Shares beneficially owned by CNMG or held to its order representing approximately 53.9% of the issued share capital of the Company.

Consideration

HK$0.38 per Share or about HK$158.1 million in aggregate.

The purchase price of HK$0.38 per Share represents:

- a discount of approximately 9.5% to the closing price of HK$0.42 per Share as quoted on the Stock Exchange on 14th October, 2003, the last trading day prior to the suspension of trading in the Shares pending the release of this announcement;
- a discount of approximately 7.8% to the average closing price of HK$0.412 per Share over the 10 trading days up to and including 14th October, 2003;
- a discount of approximately 7.0% to the average closing price of HK$0.40875 per Share over the 20 trading days up to and including 14th October, 2003;
- a premium of approximately 2.1% to the average closing price of approximately HK$0.372 per Share over the 60 trading days up to and including 14th October, 2003; and
- a discount of approximately 37.6% to the unaudited consolidated net tangible assets value per Share of approximately HK$0.6087 as at 30th June, 2003 (based on the unaudited consolidated net tangible asset value of the Group of about HK$470.0 million and 772,181,783 Shares in issue as stated in the last published interim report of the Company).

During the six months preceding the last trading day prior to suspension of trading in the Shares pending the release of this announcement, the highest closing price of the Shares as quoted on the Stock Exchange was HK$0.435 per Share on 20th August, 2003 and the lowest closing price was HK$0.29 per Share on 9th May, 2003.

The terms of the S&P Agreement were negotiated on an arm's length basis.

Completion

Completion of the S&P Agreement took place immediately after the signing of such agreement on 15th October, 2003.

UNCONDITIONAL OFFER

The Offer

Other than the S&P Agreement, neither June Glory nor parties acting in concert with it was interested in or has any control or direction over any Shares or had dealt in the Shares during the six-month period prior to the date of this announcement. In addition, neither June Glory nor parties acting in concert with it owns or has control or direction over any Shares or any other securities that are convertible into Shares, including options, warrants, derivatives or other equity related securities. Upon completion of the S&P Agreement, June Glory and parties acting in concert with it are interested in 416,009,928 Shares, representing approximately 53.9% of the issued share capital of the Company.

In compliance with Rule 26.1 of the Code, BNP Paribas Peregrine, on behalf of June Glory, will make a mandatory unconditional cash offer for all the issued Shares not already owned or agreed to be acquired by June Glory or the parties acting in concert with it on the following basis:

for each Share .... **HK$0.38 in cash.**

The offer price of HK$0.38 per Share is the same as the purchase price per Share under the S&P Agreement.

Condition

The Offer is unconditional.

Total consideration

At present, there are 772,181,783 Shares in issue. In the event that the Offer was accepted in full, the aggregate amount payable by June Glory would be approximately HK$135.3 million. BNP Paribas Peregrine is satisfied that sufficient resources are available to June Glory to satisfy acceptances of the Offer in full.

At an offer price of HK$0.38 per Share, the consideration values the entire issued share capital of the Company at approximately HK$293.4 million.

Effect of accepting the Offer

By accepting the Offer, shareholders of the Company will sell their Shares and all rights attached to them, including the right to receive all dividends and distributions declared, made or paid on or after 15th October, 2003, the date of completion of the S&P Agreement.

Stamp duty

Seller's ad valorem stamp duty at a rate of HK$1 for every HK$1,000 or part thereof of the consideration arising in connection with acceptance payable by those shareholders of the Company who accept the Offer will be deducted from the consideration due to such person on acceptance of the Offer. The offeror will arrange for payment of the stamp duty in connection with such sale.

SHAREHOLDING STRUCTURE

Set out below is a table showing the shareholding structure before completion of the S&P Agreement and the existing shareholding structure without taking into consideration the Shares which June Glory may acquire pursuant to the Offer:

Shareholders	Before completion of the S&P Agreement Shares	%	Existing Shares	%
June Glory	—	—	416,009,928	53.9
CNMG and its wholly-owned subsidiary, Haka International Limited	416,009,928	53.9	—	—
Public shareholders	356,171,855	46.1	356,171,855	46.1
Total	772,181,783	100.0	772,181,783	100.0

If the Offer is accepted in full, June Glory will hold the entire issued share capital of the Company after completion of the Offer. However, it is the intention of June Glory and the directors of the Company to maintain the listing of the Company on the Stock Exchange (as set out in the section headed "Maintaining the Listing of the Company" below). As at the date of this announcement, the Company has no outstanding options, warrants, derivatives or other securities that are convertible into Shares.

June Glory does not intend to exercise the rights of compulsory acquisition but reserves the right to do so.

INFORMATION ON THE GROUP

Business

The Company is incorporated in Bermuda with limited liability and its Shares have been listed on the Stock Exchange since 1991. The principal activities of the Group include: (i) specialised construction contracting for curtain walls projects, electrical and mechanical engineering projects and environmental protection projects; (ii) property development and leasing; and (iii) manufacturing and trading of industrial lubricant products and doors and timber products.

Financial information

The following table sets out a summary of the audited consolidated results of the Group for the three years ended 31st December, 2002 and the unaudited consolidated results of the Group for the six months ended 30th June, 2003:

	For the year ended 31st December, 2000 HK$'000	2001 HK$'000	2002 HK$'000	For the six months ended 30th June, 2003 HK$'000
Turnover	470,641	315,580	332,168	92,408
Net profit/(loss) for the year/period	11,525	(373,734)	(136,854)	(40,416)

As at 31st December, 2002, the audited consolidated net tangible assets of the Group were approximately HK$499.1 million. As at 30th June, 2003, the unaudited consolidated net tangible assets of the Group were approximately HK$470.0 million.

INFORMATION ON JUNE GLORY AND ITS PARENT GROUP

June Glory is a private company wholly-owned by Minmetals HK, which is in turn a wholly-owned subsidiary of China Minmetals. Minmetals HK had over 20 years of experience in the trading of metals, property development and financial investment businesses.

China Minmetals is a large conglomerate with a history of more than 50 years and is one of the major importers and exporters of steels, nonferrous metals and mineral products in the PRC. China Minmetals has a worldwide sales network, and has interests in about 160 solely or jointly funded ventures in the PRC and in about 40 entities overseas. China Minmetals has a wide spectrum of investments in the PRC. The shares of one of its subsidiaries, Minmetals Development Co., Ltd., were listed on the Shanghai Stock Exchange in the PRC in 1997 and had a market capitalisation amounting to approximately RMB6.03 billion (equivalent to approximately HK$5.69 billion) as at 14th October, 2003. Furthermore, China Minmetals has interests in companies whose shares are listed in the PRC including, Jiangxi Copper Company Limited#, Xiamen Tungsten Co. Ltd., Ningbo United Group Co., Ltd., and Shenzhen SDG Information Co., Ltd. For the year ended 31st December, 2002, the total revenue of China Minmetals amounted to about US$6.8 billion (equivalent to approximately HK$53 billion).

 # Jiangxi Copper Company Limited's H shares are listed on the main board of the Stock Exchange.

The business lines of China Minmetals include:

Core business lines

- trading of iron and steel, and metal products;
- trading of non-ferrous metals (including copper, aluminium, tungsten, antimony and rare earth); and
- trading of mineral products and building materials (such as coke, coal, iron ores and refractory);

Non-core business lines

- insurance;
- securities and futures; and
- property development and construction subcontracting.

Minmetals HK is an independent third party and is not connected with any of the chief executives, directors or substantial shareholders of the Company or any of its subsidiaries or their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange). None of China Minmetal's businesses were considered to be in competition with that of the Group.

Neither June Glory nor any person acting in concert with it has received any irrevocable commitment to accept the Offer.

INTENTION ON THE GROUP

Business

It is the intention of Minmetals HK that the Group will continue to operate and further strengthen its existing principal businesses, especially in the specialised construction contracting business, the property development and leasing businesses, as well as the manufacturing and trading of industrial lubricant products and doors and timber products. It is also the intention of Minmetals HK that the directors of the Company (including the new directors to be appointed to the Company upon the nomination of June Glory) will further analyse the financial position and operations of the Group following completion of the Offer, with a view to formulating the Group's long term development strategy and to implementing appropriate measures, if necessary, to assist the Group in expanding its operations and exploring new investment opportunities. Currently, Minmetals HK has no plans to inject any of its existing assets or businesses into the Group.

Directors of the Company

It is the intention of Minmetals HK to nominate two additional executive directors (namely Mr. Lin Xizhong and Mr. Qian Wenchao) to the board of directors of the Company. It is also the intention of Minmetals HK that all existing executive directors and independent non-executive directors, other than Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer, will remain on the board of the Company. As such, the board of directors of the Company will comprise eight directors, including three independent non-executive directors and five executive directors, two of which are also directors of Minmetals HK, and there will be sufficient management presence in Hong Kong as required under the Listing Rules. Any appointment of new directors of the Company will only take effect after the offer document in relation to the Offer has been despatched in accordance with the Code and the Listing Rules. At present, Minmetals HK has no intention to make any significant changes to the existing management other than the change of directors mentioned above.

Particulars of Mr. Lin Xizhong and Mr. Qian Wenchao are set out below:

Mr. Lin Xizhong, aged 58, is the Vice Chairman and Managing Director of Minmetals HK. He is currently the Vice President of China Minmetals, and Chairman of AXA-Minmetals Assurance Ltd. in Shanghai. He earned his Bachelor of Arts degree in Literature from the Beijing Foreign Studies University in the PRC in 1973. From 1995 to 1998, he was China's representative in APEC Business Advisory Council (ABAC) of Asia-Pacific Economic Cooperation Organisation. He was the Vice Chairman of First Pacific Bank during 1993 to 2000. Mr. Lin has over 30 years of experience in international trading, strategic investment and financial corporate management.

Mr. Qian Wenchao, aged 38, is a director of Minmetals HK. He earned his Bachelor of Arts degree in Economics from Beijing Technology and Business University and completed his graduate study in accounting in the same university in 1987 and 1989 respectively. He joined China Minmetals in 1989 and has worked in the Overseas Enterprises Division of China Minmetals and Minmetals HK with responsibilities in financial management. Mr. Qian has over 10 years of experience in financial corporate management.

REASONS FOR THE OFFER

June Glory considers that the asset base and the operation scale of the Group, in particular, its property development and leasing businesses are quite sizable and the Group's operations can be further developed and improved through the strengthening of its management and the introduction of a controlling shareholder with a strong asset base and extensive business connections in the PRC, Hong Kong and other overseas countries.

June Glory also considers that it is appropriate to utilise the Company as a separate listing vehicle to strengthen and expand the businesses and investment of the Group, and such development will be beneficial to Minmetals HK and its subsidiaries as a whole.

MAINTAINING THE LISTING OF THE COMPANY

It is the intention of June Glory and the directors of the Company (excluding Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer but including the new directors to be appointed to the board of the Company upon the nomination of June Glory) to maintain the listing of the Company on the Stock Exchange after the closing of the Offer. June Glory and the directors of the Company (excluding Mr. Gao Dezhu and Mr. Li Shiming who will resign upon closing of the Offer but including the said new directors to be appointed to the board of the Company) have undertaken to the Stock Exchange that in the event that less than 25% of the Shares are held by the public at the close of the Offer, appropriate steps will be taken to ensure that sufficient public float exists for the Shares.

The Stock Exchange has stated that it will closely monitor the dealing in the Shares on the Stock Exchange. The Stock Exchange has also stated that, if less than 25% of the issued Shares are in public hands following closing of the Offer, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or that there are insufficient Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealings in the Shares.

The Stock Exchange has stated that if the Company remains as a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by the Company. Any acquisitions or disposals of assets by the Company will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has the discretion to require the Company to issue an announcement and/or a circular to its shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of the Company. The Stock Exchange also has the power pursuant to the Listing Rules to aggregate a series of acquisitions and disposals of assets by the Company and any such acquisitions and disposals may result in the Company being treated as if it were a new listing applicant and subject to the requirements of new listing applications as set out in the Listing Rules.

ADDITIONAL INFORMATION

On 15th October, 2003, a wholly-owned subsidiary of Minmetals HK also entered into various agreements with certain banks, CNMG and China Nonferrous Metals (Hong Kong) Finance Company Limited (in liquidation) to purchase certain debts owing to them by OMCL and an agreement for the subscription of new shares in OMCL to obtain the controlling interest in OMCL. On 15th October, 2003, another wholly-owned subsidiary of Minmetals HK also entered into an agreement with CNMG to acquire the OS/OP Debt. Particulars of which are set out in the announcement of OMCL dated 16th October, 2003.

Neither the S&P Agreement nor the Offer is dependent on, or connected with, the transactions involving OMCL and the purchase of OS/OP Debt as described above. The negotiations of the S&P Agreement, the transactions involving OMCL and the purchase of OS/OP Debt as described above have been conducted separately and independently of each other. The State Nonferrous Metals Industry Administration, which was dissolved under the promulgation of the State Economics and Trade Commission of the PRC on 19th February, 2001, was, prior to its dissolution, the ultimate controlling shareholder of CNMG and the holding company of both Oriental Shipping and Transportation Company Limited and Orienmet Properties Company Limited. Ms. He Xiaoli, director of the Company, is also a director of Oriental Shipping and Transportation Company Limited. Save as disclosed above, neither Oriental Shipping and Transportation Company Limited nor Orienmet Properties Company Limited is connected to any of the chief executive or directors of the Company, CNMG, their respective subsidiaries and associates (as defined in the Listing Rules).

CONNECTED TRANSACTION

A tenancy agreement has been entered into between Texion Development Limited, a wholly-owned subsidiary of Minmetals HK, as landlord and Brena Company Limited, a wholly-owned subsidiary of the Company, as tenant on 10th July, 2003 ("Tenancy Agreement").

With the acquisition of the Shares by June Glory, Minmetals HK is interested in 53.9% of the entire issued share capital of the Company as at the date hereof. Therefore, Minmetals HK is a connected person (as defined in the Listing Rules) of the Company and the Tenancy Agreement is a connected transaction for the Company pursuant to Rule 14.25(1) of the Listing Rules.

Details of the terms of the Tenancy Agreement are as follows:

Date:	10th July, 2003
Parties:	Texion Development Limited as landlord and Brena Company Limited as tenant
Premises leased:	18th Floor, China Minmetals Tower, No. 79 Chatham Road South, Tsimshatsui, Kowloon ("Property")
Duration of tenancy:	1 year from 1st June, 2003 to 31st May, 2004
Rent:	The rent (exclusive of rates, service, management and air-conditioning charges) shall be HK$81,102.00 per calendar month payable in cash. The monthly rent is agreed by the parties after arm's length negotiation with reference to the rent amount payable by the other tenants of the China Minmetals Tower and is in line with the prevailing open market rent of other premises with conditions comparable to those of the Property.
Tenant's share of service, management and air-conditioning charges	HK$26,025.00 per calendar month and reduced to HK$24,331.00 (in view of the poor property market conditions) starting from 1st July, 2003. The monthly service, management and air-conditioning charges are determined with reference to the prevailing rates payable by the other tenants of the China Minmetals Tower.

The Company has been occupying the Property as its head office since 2001. The directors (including the independent non-executive directors) of the Company consider that the terms of the Tenancy Agreement are fair and reasonable in so far as the Company and its shareholders are concerned, since the terms of the Tenancy Agreement were arrived at after arm's length negotiations and on normal commercial terms.

As the aggregate sum of the annual rent and the service, management and air-conditioning charges represents less than 3% of the unaudited net tangible assets of the Company as at 30th June, 2003, details of the Tenancy Agreement will be disclosed in the next annual report and accounts of the Company pursuant to the requirements of Rule 14.25(1) of the Listing Rules.

Texion Development Limited is a wholly-owned subsidiary of Minmetals HK and is principally engaged in the investment holding business.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 15th October, 2003 pending the publication of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 17th October, 2003.

GENERAL

BNP Paribas Peregrine has been appointed as financial adviser to Minmetals HK and its subsidiary, June Glory in connection with the S&P Agreement and the Offer.

An independent committee of the board of directors of the Company comprising Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel has been established to advise the independent shareholders, as to the fairness and reasonableness of the Offer, and whether to accept the Offer. Access Capital Limited has been appointed as the independent financial adviser to advise the independent committee of the board of directors of the Company as to the fairness and reasonableness of the Offer.

A composite offer document, containing the terms of the Offer, the advice of the independent board committee and the advice of the independent financial adviser, together with acceptance and transfer form, will be sent to shareholders of the Company as soon as practicable and in compliance with the Code.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"BNP Paribas Peregrine"	BNP Paribas Peregrine Capital Limited, a registered investment adviser and dealer deemed licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance
"Code"	Hong Kong Code on Takeovers and Mergers
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Court"	the High Court of Hong Kong
"CNMG"	China Nonferrous Metals Group (Hong Kong) Limited (in liquidation), the controlling shareholder of the Company, and acting through Messrs. Desmond Chung Seng Chiong and John Robert Lees, as its joint and several liquidators
"China Minmetals"	China National Metals and Minerals Import and Export Corporation, a state-owned enterprise in the PRC, managed by the State-owned Assets Supervision and Administration Commission (國務院國有資產監督管理委員會) and the holding company of Minmetals HK and June Glory
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"June Glory"	June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Minmetals HK
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Minmetals HK"	China Minmetals H.K. (Holdings) Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of China Minmetals
"Offer"	the unconditional cash offer by BNP Paribas Peregrine on behalf of June Glory for all the issued Shares (other than those already owned or agreed to be acquired by June Glory or parties acting in concert with it under the S&P Agreement), details of which are set out in this announcement
"OMCL"	Oriental Metals (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange. As at the date of this announcement, CNMG holds 596,044,203 shares in OMCL, representing approximately 45.2% of the issued share capital of OMCL
"OS/OP Debt"	the amount owing by each of Oriental Shipping and Transportation Company Limited and Orienmet Properties Company Limited to CNMG, which amounts to approximately HK$124.9 million in aggregate
"PRC"	the People's Republic of China
"S&P Agreement"	the unconditional sale and purchase agreement dated 15th October, 2003 entered into by June Glory, CNMG and Messrs. Desmond Chung Seng Chiong and John Robert Lees as the joint and several liquidators of CNMG relating to the sale and purchase of 416,009,928 Shares by June Glory from CNMG
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong from time to time
"RMB"	Renminbi, the lawful currency of the PRC from time to time
"US$"	US dollar(s), the lawful currency of the United States of America from time to time

Notes:

For the purposes of this announcement, unless otherwise indicated, exchange rates of HK$7.80 = US$1.00 and HK$1.00 = RMB1.06 have been used for currency translations, where applicable. This is for the purposes of illustration only and does not constitute a representation that any amounts in HK$, RMB or US$ have been, could have been or may be converted, at these or any other rates.

By Order of the board of **China Minmetals H.K. (Holdings) Limited** **Lin Xizhong** *Vice Chairman and Managing Director*	By Order of the board of **June Glory International Limited** **Qian Wenchao** *Director*	By Order of the board of **ONFEM Holdings Limited** **Wang Xingdong** *Managing Director*

Hong Kong, 16th October, 2003

The directors of Minmetals HK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG, Haka International Limited, the Offer, the S&P Agreement, the transactions involving OMCL and the purchase of OS/OP Debt and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG, Haka International Limited, the Offer, the S&P Agreement, the transactions involving OMCL and the purchase of OS/OP Debt have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of June Glory jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to June Glory, the Offer and the S&P Agreement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to June Glory, the Offer and the S&P Agreement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than information relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG, Haka International Limited, the S&P Agreement, the terms and reasons of the Offer, the transactions involving OMCL and the purchase of OS/OP Debt) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than information relating to Minmetals HK, China Minmetals and its subsidiaries, CNMG, Haka International Limited, the S&P Agreement, the terms and reasons of the Offer, the transactions involving OMCL and the purchase of OS/OP Debt) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.


MINMETALS

中國五礦香港控股有限公司
(於香港註冊成立之有限公司)

June Glory International Limited
(於英屬處女群島註冊成立之有限公司)

ONFEM Holdings Limited
東方有色集團有限公司*
(於百慕達註冊成立之有限公司)

聯合公佈

June Glory向有色金屬集團
收購東方有色416,009,928股股份
以及由法國巴黎百富勤代表June Glory就所有股份
(June Glory或其一致行動人士經已擁有或經已同意收購之股份除外)
提出無條件現金要約

於二零零三年十月十五日，香港五礦之全資附屬公司June Glory與有色金屬集團就June Glory按每股0.38港元之價格向有色金屬集團及其全資附屬公司Haka International Limited收購東方有色416,009,928股(約佔公司已發行股份約53.9%)股份之事宜簽訂了一份無條件買賣協議。收購價格每股0.38港元較公司股份於二零零三年十月十四日(即股份暫停交易以待刊發本公佈前的最後一個交易日)在聯交所之收市價每股0.42元折讓約9.5%。此次收購的代價約為1.581億港元，將由June Glory以現金支付。買賣協議於二零零三年十月十五日簽署後即告完成。June Glory及其一致行動人士現合共擁有416,009,928股股份，佔公司已發行股本約53.9%。根據公司收購、合併守則26.1規則規定，June Glory須提出強制性無條件收購所有已發行股份(June Glory或其一致行動人士經已擁有或經已同意收購之股份除外)。法國巴黎百富勤將代表June Glory提出要約。

要約

法國巴黎百富勤將代表June Glory就所有已發行股份(June Glory或其一致行動人士經已擁有或經已同意收購之股份除外)，按下列基準提出強制性無條件現金要約：

每股股份 現金0.38港元

法國巴黎百富勤信納June Glory擁有充裕財政資源，以應付全面接納要約。

載有與要約相關的要約文件將於切實可行的情況下根據公司收購、合併守則的規定儘快寄發。

應公司要求，股份由二零零三年十月十五日上午九時三十分起暫停買賣，以待刊發本公佈。公司已向聯交所申請由二零零三年十月十七日上午九時三十分起恢復買賣股份。

買賣協議

日期

二零零三年十月十五日

訂約方

賣方　　　　　　　　　　　：　有色金屬集團
買方　　　　　　　　　　　：　June Glory
根據香港法院頒令獲委任為有色金屬集團聯席及個別清盤人　：　蔣宗森先生和李約翰先生

有關事項

有色金屬集團實益擁有或有權控制之東方有色股份共416,009,928股，佔公司已發行股本約53.9%。

代價

每股股份0.38港元或總金額約1.581億港元。

每股股份0.38港元的收購價格較：

- 股份於二零零三年十月十四日(即股份暫停交易以待刊發本公佈前的最後一個交易日)在聯交所之收市價(每股0.42港元)折讓約9.5%；
- 股份於截至二零零三年十月十四日(包括該日)止10個交易日之平均收市價(每股0.412港元)折讓約7.8%；
- 股份於截至二零零三年十月十四日(包括該日)止20個交易日之平均收市價(每股0.40875港元)折讓約7.0%；
- 股份於截至二零零三年十月十四日(包括該日)止60個交易日之平均收市價(每股約0.372港元)溢價約2.1%；及
- 於二零零三年六月三十日之未經審核每股綜合有形資產淨值(按公司最近公佈的中期業績報告所示之集團的未經審核綜合有形資產淨值約4.70億港元和772,181,783股已發行股份計算，每股約0.6087港元折讓約37.6%。

股份暫停交易以待刊發本公告前的最後一個交易日之前六個月內，股份在聯交所掛牌交易的最高收市價為每股0.435港元(於二零零三年八月二十日)及最低收市價為每股0.29港元(於二零零三年五月九日)。

買賣協議之條款乃按公平原則基準協商。

完成

買賣協議於二零零三年十月十五日簽署後即告完成。

無條件要約

要約

除了簽署買賣協議外，June Glory及其一致行動人士在本公佈日前的六個月內均沒有持有或控制任何股份之權益或控制權，且並無進行任何股份交易。此外，June Glory及其一致行動人士並無擁有或控制任何股份或任何可換股份之證券，包括期權，認股權證，衍生工具，或其他股票相關證券或其控制權。買賣協議完成後，June Glory及其一致行動人士現合共持有416,009,928股股份，佔公司已發行股本約53.9%。

根據公司收購、合併守則26.1規則規定，法國巴黎百富勤將代表June Glory就所有已發行股份(June Glory或其一致行動人士經已擁有或經已同意收購之股份除外)，按下列基準提出強制性無條件現金要約：

每股股份 現金0.38港元

要約價格每股股份0.38港元，與買賣協議中每股股份收購價格相同。

條件

要約為無條件的。

總代價

目前，公司的已發行股份為772,181,783股。若要約獲全面接納，June Glory應付之總額將約為1.353億港元。法國巴黎百富勤信納June Glory擁有充裕財政資源，以應付全面接納要約。

以要約價每股0.38港元計算，公司全部已發行股本之估值約為2.934億港元。

接納要約之後果

倘接納要約，公司股東將出售其持有的股份及其附帶的所有權利，包括其收取於二零零三年十月十五日(即買賣協議的完成日期)或之後所宣派、作出或支付之所有股息及分派之權利。

印花稅

賣方之從價印花稅乃按接納要約之應付金額每1,000港元須繳付1港元計算由接納要約之股東繳付，並將會從應付予該接納要約之股東之代價中扣除。要約方將安排繳付有關買賣之印花稅。

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維持公司之上市地位

June Glory和公司之董事(除在要約完成後辭去董事職務的高德柱先生及李世銘先生之外，但包括將由June Glory委任入公司董事會的新董事)擬於要約完成後維持公司在聯交所之上市地位。June Glory和公司之董事(除在要約完成後辭去董事職務的高德柱先生及李世銘先生之外，但包括將獲委任入公司董事會的新董事)已向聯交所承諾倘若要約完成時公眾人士持有之已發行股份數目不足25%，將會採取適當之行動，以確保股份有足夠之公眾持股量。

聯交所表示會密切留意股份交易情況。聯交所同時表示，如要約完成後，公眾持有之股份比例不足已發行股份25%，或若聯交所認為股份交易存在或可能存在虛假市場或公眾持有之股份數量不足以維持有秩序之市場，則聯交所將會考慮行使其酌情權，暫停股份交易。

聯交所表示如公司保持上市地位，聯交所將密切注視今後有關公司資產所有之收購和出售交易。任何收購或出售公司資產將會受上市規則的管制。根據上市規則，無論任何規模之交易，尤其當交易計劃背離公司主營業務之時，聯交所有酌情權要求公司發表公佈，並向其股東派發通函。此外，聯交所根據上市規則有權將一連串之公司資產收購及出售合併處理，上述收購及出售有可能使得公司被當作新上市申請人而須遵照上市規則所載有關新上市申請公司之規定。

附加資料

於二零零三年十月十五日，香港五礦一全資附屬公司與若干銀行，有色金屬集團及中國有色金屬(香港)財務有限公司(清盤中)簽署協議，收購東方鑫源所欠以上各方的債務，及另簽署協議認購東方鑫源新股以取得東方鑫源控制性股權。於二零零三年十月十五日，香港五礦另一全資附屬公司亦與有色金屬集團簽訂一份有關購入東方船務／東方鑫源物業債務之協議。詳情請參考東方鑫源於二零零三年十月十六日之公佈。

買賣協議或要約與上述有關東方鑫源的交易及收購東方船務／東方鑫源物業債務的交易，並無關連，亦不取決於此等交易或收購。而買賣協議與上述有關東方鑫源的交易及東方船務／東方鑫源物業債務收購的商議是分別進行及各自獨立。國家有色金屬工業局(中國國家經濟貿易委員會於二零零一年二月十九日宣佈將其解散)於解散前為有色金屬集團之最終控權股東及東方船務運輸有限公司及東方鑫源物業開發有限公司之控股公司。公司董事何小麗小姐亦為東方船務運輸有限公司之董事。除上文所披露者外，東方船務運輸有限公司及東方鑫源物業開發有限公司均與公司、有色金屬集團及彼等各自之附屬公司之任何行政總裁或董事及其聯繫人士(定義見上市規則)概無關連。

關連交易

於二零零三年七月十日，香港五礦之全資附屬公司，企元國際有限公司(業主)與公司之全資附屬公司，爭輝有限公司(租戶)簽訂了一份租約(「租約」)。

在June Glory收購股份後，於本公佈日期，香港五礦擁有公司全部已發行股本約53.9%之權益。因此，根據上市規則第14.25(1)條，香港五礦為公司之關連人士(定義見上市規則)，故租約構成公司之關連交易。

租約條款之詳情如下：

日期：	二零零三年七月十日
訂約方：	企元國際有限公司(業主)及爭輝有限公司(租戶)
租賃物業：	九龍尖沙咀漆咸道南79號中國五礦大廈18樓(「物業」)
租約年期：	由二零零三年六月一日至二零零四年五月三十一日為期一年
租金：	每月租金(未計入差餉、服務費、管理費及空調費)為81,102.00港元，並須以現金支付。月租乃由各訂約方經參考中國五礦大廈之其他租戶所支付之租金金額公平磋商後釐定，並與物業情況相類似之其他單位之現行公開市場租值一致。
租戶應付之服務費、管理費及空調費：	每月26,025.00港元，鑑於地產市道不景，有關收費由二零零三年七月一日起減至每月24,331.00港元。每月收取之服務費、管理費及空調費經參考中國五礦大廈之其他租戶所支付之現行價格後釐定。

公司自二零零一年起已佔用物業作為其總辦事處。公司之董事(包括獨立非執行董事)認為租約之條款就公司及其股東而言屬公平合理，此乃由於租約之條款乃經公平磋商及按一般商業條款訂立。

由於年租、服務費、管理費及空調費之總額少於公司於二零零三年六月

股權結構

下表載列於買賣協議完成之前公司之股權結構及現時之股權結構（並未計算June Glory根據要約擬收購之股份在內）：

股東	買賣協議完成前 股份數目	%	現時 股份數目	%
June Glory	—	—	416,009,928	53.9
有色金屬集團及其全資附屬公司Haka International Limited	416,009,928	53.9	—	—
公眾股東	356,171,855	46.1	356,171,855	46.1
	772,181,783	100.0	772,181,783	100.0

若要約全部被接納，June Glory將會持有公司在要約完成後的全數已發行股份。惟June Glory及公司董事有意保持公司之上市地位（詳情請見下「維持公司之上市地位」一段）。於本公佈日，公司並無尚未行使之可換股份期權、認股權證、衍生工具或其他證券。

June Glory無意運用其強制性收購的權利，但仍保持其權利。

集團之資料

業務

公司乃在百慕達註冊成立的有限公司，其股份自一九九一年起在聯交所上市。集團的主營業務包括：(1)專業建築承包，包括：玻璃幕牆工程，機電工程及環保項目；(2)房地產發展及租賃；及(3)生產及銷售工業潤滑劑產品、門及木材產品。

財務資料

下表列出集團截至二零零二年十二月三十一日止三個年度之經審計綜合業績之概要及集團截至二零零三年六月三十日止六個月之未經審計綜合業績：

	截至十二月三十一日止年度 2000 千港元	2001 千港元	2002 千港元	截至二零零三年六月三十日止六個月 千港元
營業額	470,641	315,580	332,168	92,408
該年度／期間純利／（虧損）	11,525	(373,734)	(136,854)	(40,416)

於二零零二年十二月三十一日，集團之經審核綜合有形資產淨值約為4.991億港元。於二零零三年六月三十日，集團之未經審計綜合有形資產淨值約為4.700億港元。

June Glory及其母公司集團之資料

June Glory是一間由香港五礦全資擁有的私人公司。香港五礦是中國五礦的全資附屬機構。香港五礦在金屬貿易、房地產開發及金融投資方面具有逾二十年的經驗。中國五礦為一家大型綜合性企業集團，是國內其中一間最大的鋼鐵、有色金屬、礦產品進出口集團，擁有超過五十年的歷史。

中國五礦擁有全球性的營銷網絡，包括在國內持有約160家獨資或合資經營機構及海外約四十家分支機構之權益。中國五礦在國內多個領域開展了廣泛的投資，其附屬公司五礦發展股份有限公司在一九九七年於上海證券交易所掛牌上市，於二零零三年十月十四日市值已達約60.3億元人民幣（相等於約56.9億港元）。此外，中國五礦還持有江西銅業股份有限公司#、廈門鎢業股份有限公司、寧波聯合（集團）股份有限公司、及深圳市特發信息股份有限公司等多家在中國上市的公司股份。截至二零零二年十二月三十一日止年度，中國五礦總收入為約68億美元（相等於約530億港元）。

 # 江西銅業股份有限公司的H股在聯交所的主板上市

中國五礦之業務包括：

核心業務

- 鋼、鐵和金屬產品貿易；
- 有色金屬貿易（包括銅、鋁、鎢、錫及稀土）；及
- 礦產品及建築材料貿易（諸如焦炭、煤炭、鐵礦砂和耐火材料）；

非核心業務

- 保險；
- 證券及期貨；及
- 房地產開發和建築工程承包。

香港五礦在此次交易中為一獨立第三方，與公司或其任何附屬公司之行政總裁，董事或主要股東或彼等之任何聯繫人（按聯交所證券上市規則的定義）概無關連。中國五礦業務與集團業務並無構成競爭。

June Glory及其一致行動人仕並無收到就接受要約的不可撤回的承諾。

集團之意向

業務

香港五礦目前之意向為集團將繼續經營和進一步加強現有主營業務，尤其是專業建築承判業務、房地產發展及租賃業務實行以及生產及銷售工業潤滑劑產品、門及木材產品。香港五礦之另一個意向在要約完成後，公司董事（包括將獲June Glory委任的公司新董事）計劃對集團之財務和經營狀況作進一步詳細分析，從而為集團制訂長期發展策略，並在有需要情況下實行的適當措施，以擴大集團經營業務並拓展新的投資商機。目前香港五礦均未有計劃向集團注入其任何現有資產或業務。

公司董事

香港五礦有意提名兩名執行董事加入公司董事會（包括林錫忠先生及錢文超先生）。香港五礦希望，除高德柱先生及李世銘先生於要約完成日辭去董事職務外，公司董事會所有現任執行董事及非執行董事均留任董事會。因此，公司董事會將由八名董事組成，其中包括三名獨立非執行董事及五名執行董事，其中兩名同時為香港五礦董事，而公司根據上市規則會有足夠管理層在香港。根據公司收購、合併守則及上市規則，任何新董事的委任將有關要約的要約文件發出後方會生效。現時，除了個別董事會辭去董事職務（如上文所述）外，香港五礦並無意對現時的管理層作出重大變動。

林錫忠先生及錢文超先生之簡歷如下：

林錫忠先生，現年58歲，現任香港五礦的副董事長兼總經理。彼為中國五礦副總裁及中國上海之金盛人壽保險有限公司之董事長。彼在一九七三年畢業於北京外國語大學，取得文學士學位，在一九九五年至一九九八年期間任亞太經合組織工商諮詢委員會中國代表，並在一九九三年至二零零零年期間，彼曾任香港第一太平銀行副主席。林先生擁有超過三十年有關國際貿易、策略投資及金融管理經驗。

錢文超先生，現年38歲，現為香港五礦董事。彼畢業於北京工商大學，於一九八七年獲得經濟學學士學位，其後於一九八九年在該校研究生班完成會計學專業。彼在一九八九年加入中國五礦，曾先後在中國五礦海外部及香港五礦負責財務管理工作，擁有十年以上企業財務管理工作經驗。

要約原因

June Glory認為集團之資產基礎及經營規模（尤其是集團之房地產發展和租賃業務）規模較大，集團可以透過加強管理和引進具有龐大資產規模，及在中國、香港和海外市場擁有廣泛商業網絡之控股股東以進一步發展改善其經營狀況。

June Glory亦認為應當加以利用公司作為獨立之上市公司工具，以強化及擴展集團之業務及投資，此發展對香港五礦及其附屬公司整體而言有利。

由於年租、服務費、管理費及空調費之總額少於公司於二零零三年六月三十日之未經審核有形資產淨值3%，故有關租約詳情將根據上市規則第14.25(1)條之規定在公司下一份年報及帳目內作出披露。

企元國際有限公司乃香港五礦之全資附屬公司，主要從事投資控股業務。

暫停及恢復股份買賣

應本公司要求，股份由二零零三年十月十五日上午九時三十分起暫停買賣，以待刊發本公佈。本公司已向聯交所申請由二零零三年十月十七日上午九時三十分起恢復買賣股份。

一般事項

法國巴黎百富勤已獲香港五礦及其附屬公司June Glory就買賣協議及要約委任為財務顧問。

公司已組成獨立董事委員會，成員包括馬紹援先生、譚惠珠女士及林濬先生，就要約之公正性和合理性，以及是否應當接受要約等事項向公司之獨立股東提供意見。此外，公司已委任卓怡融資有限公司為獨立財務顧問，就要約之公正性和合理性等事項向公司獨立董事委員會提供意見。

綜合要約文件，其中將載有要約之條款、獨立董事委員會之意見、獨立財務顧問之意見及接受要約和轉讓表格等，將於切實可行的情況下根據公司收購、合併守則的規定儘快寄發予各股東。

在本公佈內，除文義另有所指外，下列詞語具有以下涵義：

「法國巴黎百富勤」	法國巴黎百富勤融資有限公司，為一間註冊投資顧問及證券交易商，且根據《證券及期貨條例》獲准從事第一類受規管活動（證券交易）和第六類受規管活動（就企業融資提供意見）
「公司收購、合併守則」	香港公司收購、合併守則
「公司」	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「法院」	香港高等法院
「有色金屬集團」	中國有色金屬（香港）集團有限公司（清盤中），公司的控股股東，由其聯席及個別清盤人（李約翰先生和蔣宗森先生）作為代表
「中國五礦」	中國五金礦產進出口總公司，一間國有重要骨干企業，由國務院國有資產監督管理委員會所管理，亦為香港五礦及June Glory的控股公司
「集團」	公司及其附屬公司
「香港」	中華人民共和國香港特別行政區
「June Glory」	June Glory International Limited，一間於英屬處女群島註冊成立之有限公司，及香港五礦之全資附屬公司
「上市規則」	聯交所證券上市規則
「香港五礦」	中國五礦香港控股有限公司，一間於香港註冊成立之有限公司，亦為中國五礦之全資附屬公司
「要約」	法國巴黎百富勤代表June Glory就所有已發行股份（由June Glory或其一致行動人士經已擁有或根據買賣協議同意收購之股份除外）提出之無條件現金收購要約，有關詳情載於本公佈
「東方鑫源」	東方鑫源集團有限公司，一間於香港註冊成立之有限公司，其股份在聯交所上市。於本公佈日，有色金屬集團持有596,044,023股東方鑫源股份，佔東方鑫源已發行股本約45.2%
「東方船務／東方鑫源物業債務」	東方船務運輸有限公司及東方鑫源物業開發有限公司各自欠有色金屬集團的債務，共約為1.249億港元
「中國」	中華人民共和國
「買賣協議」	由June Glory、有色金屬集團及其聯席及個別清盤人（蔣宗森先生和李約翰先生）於二零零三年十月十五日簽訂有關June Glory向有色金屬集團收購416,009,928股股份之無條件買賣協議
「股份」	公司股本中每股面值0.10港元之普通股
「聯交所」	香港聯合交易所有限公司
「港元」	港元，香港不時流通之法定貨幣
「人民幣」	人民幣，中華人民共和國不時流通之法定貨幣
「美元」	美元，美利堅合眾國不時流通之法定貨幣

注：

在本公佈中，除非特別指明，所有貨幣兌換均採用7.80港元兌1.00美元及1.00港元兌換1.06元人民幣之匯率計算。這一安排僅用於表述之目的，且並不代表任何金額之港元、人民幣或美元已經依照或可以依照上述匯率或其他匯率來兌換。

承董事會命	承董事會命	承董事會命
中國五礦香港控股有限公司	June Glory International Limited	ONFEM Holdings Limited 東方有色集團有限公司*
林錫忠	錢文超	王幸東
副董事長兼總經理	*董事*	*董事總經理*

香港，二零零三年十月十六日

香港五礦之董事在此共同及個別地就本公佈所載有關香港五礦、中國五礦及其附屬公司、有色金屬集團、Haka International Limited、要約、買賣協議、有關東方鑫源之交易及東方船務／東方鑫源物業債務之收購交易的相關資料之準確性承擔全部責任，並且已作出所有合理的查詢，在此確認據其所知，本公佈內所發表有關香港五礦、中國五礦及其附屬公司、有色金屬集團、Haka International Limited、要約、買賣協議、有關東方鑫源之交易及東方船務／東方鑫源物業債務之收購交易之意見是經過適當及審慎的考慮後才達致的，並且確認本公佈並無遺漏其他事實，以致本公佈所載的任何內容有所誤導。

June Glory之董事在此共同及個別地就本公佈所載有關June Glory、要約及買賣協議的相關資料之準確性承擔全部責任，並且已作出所有合理的查詢，在此確認據其所知，本公佈內所發表有關June Glory、要約及買賣協議之意見是經過適當及審慎的考慮後才達致的，並且確認本公佈並無遺漏其他事實，以致本公佈所載的任何內容有所誤導。

公司之董事在此共同及個別地就本公佈所載（關於香港五礦、中國五礦及其附屬公司、有色金屬集團、Haka International Limited、買賣協議、要約的條件及原因、有關東方鑫源之交易及東方船務／東方鑫源物業債務之收購交易的相關資料除外）的相關資料之準確性承擔全部責任，並且已作出所有合理的查詢，在此確認據其所知，本公佈內所發表有關（關於香港五礦、中國五礦及其附屬公司、有色金屬集團、Haka International Limited、買賣協議、要約的條件及原因、有關東方鑫源之交易及東方船務／東方鑫源物業債務之收購交易的相關資料除外）之意見是經過適當及審慎的考慮後才達致的，並且確認本公佈並無遺漏其他事實，以致本公佈所載的任何內容有所誤導。

* *僅供識別*